Exhibit 15.1

Letter of Acknowledgment

To the Board of Directors and Shareholders of
Estre Ambiental, Inc.

We are aware of the inclusion in the Registration Statement (Form F-1) of Estre Ambiental, Inc. for the registration of 38,989,241 ordinary shares of our report dated October 5, 2018 (which contains an explanatory paragraph describing conditions that raise substantial doubt about Estre Ambiental, Inc.'s ability to continue as a going concern as described in Note 1.2 to the unaudited interim condensed consolidated financial statements), relating to the unaudited interim condensed consolidated financial statements of Estre Ambiental, Inc. as of June 30, 2018 and for the six-month periods ended June 30, 2018 and 2017.

/s/ ERNST & YOUNG
Auditores Independentes S.S.

São Paulo, Brazil
October 5, 2018